# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BridgeBio Pharma, Inc., CIK 0001743881
CUSIP: 10806X102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3160 PORTER DR., SUITE 250, PALO ALTO, California (CA), 94304
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-24-008424
Filed by CIK 0001742485

## Reporting persons
- NEIL KUMAR: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,772,579; shared voting power 6,694,133; sole dispositive power 3,772,579; shared dispositive power 6,694,133; aggregate amount beneficially owned 10,466,712 (5.41% of the class)
  Comment: (1) Consists of (i) 211,718 shares of Common Stock held directly by Dr. Kumar, (ii) 3,505,322 shares of Common Stock issuable to Dr. Kumar upon the exercise of stock options exercisable within 60 days of December 31, 2024, (iii) 55,539 shares of Common Stock issuable to Dr. Kumar upon the vesting and settlement of restricted stock units within 60 days of December 31, 2024, (iv) 5,698,447 shares of Common Stock held by the Kumar Haldea Revocable Trust, of which Dr. Kumar is a co-trustee and (v) 995,686 shares of Common Stock held by the Kumar Haldea Family Irrevocable Trust, of which Dr. Kumar is a co-trustee.
  (2) Percentage ownership is based on (i) 190,044,473 shares of Common Stock outstanding as of December 31, 2024, (ii) 3,505,322 shares of Common Stock underlying stock options held by Dr. Kumar that are exercisable within 60 days of December 31, 2024 and are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i) and (iii) 55,539 shares of Common Stock underlying restricted stock units held by Dr. Kumar that are subject to vesting and settlement within 60 days of December 31, 2024 and are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

## Item 1. Issuer
Name of issuer: BridgeBio Pharma, Inc.
Address of issuer's principal executive offices: 3160 Porter Street, Suite 250, Palo Alto, CA 94304

## Item 2. Person Filing
Name of person filing: Neil Kumar
Address of principal business office or, if none, residence: 3160 Porter Street, Suite 250, Palo Alto, CA 94304
Citizenship: U.S.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 10,466,712 shares of Common Stock, which represents (i) 211,718 shares of Common Stock held of record by Dr. Kumar, (ii) 3,505,322 shares of Common Stock issuable to Dr. Kumar upon the exercise of stock options exercisable within 60 days of December 31, 2024, (iii) 55,539 shares of Common Stock issuable to Dr. Kumar upon the vesting and settlement of restricted stock units within 60 days of December 31, 2024, (iv) 5,698,447 shares of Common Stock held of record by Kumar Haldea Revocable Trust and (v) 995,686 shares of Common Stock held of record by the Kumar Haldea Family Irrevocable Trust.
Percent of class: 5.41
Sole power to vote or to direct the vote: 3,772,579
Shared power to vote or to direct the vote: 6,694,133
Sole power to dispose or to direct the disposition: 3,772,579
Shared power to dispose or to direct the disposition: 6,694,133

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- NEIL KUMAR: /s/ Neil Kumar, Neil Kumar (02/12/2025)
Comment: Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).